Exhibit 99.1

POLAR’S EMPTY PROMISE TO DELAY THEIR REDEMPTION DOES NOTHING
TO CORRECT THE FUNDAMENTAL FLAWS IN THEIR PROPOSAL.

GOLDTRUST UNITHOLDERS ARE REMINDED TO VOTE AGAINST POLAR’S SELF-SERVING PROPOSAL

April 21, 2015

Central GoldTrust (“GoldTrust”) (symbol: TSX – GTU.UN (C$) and GTU.U (US$); NYSE MKT – GTU (US$)) urges its Unitholders not to be fooled by the public announcement by Polar Securities Inc ("Polar") that, if Unitholders approve the adoption of Polar's proposed physical bullion redemption option, Polar will commit to delay redeeming the Units held by its offshore North Pole Capital Master Fund for the remainder of 2015.

Bruce Heagle, Chairman of the Special Committee of Independent Trustees of GoldTrust, commented: "Your Board of Trustees fails to see how a delay in Polar's redemption of GoldTrust Units somehow makes up for the harm their proposals would cause to the interests of our long-term Unitholders. Such a delay does not level the playing field for the over 99% of Unitholders who could not utilize their proposed physical redemption option, and who would be inheriting the increased cost and potential tax liability that come with it."

Mr. Heagle continued, "Polar now recognizes that GoldTrust Unitholders are rightly concerned about Polar's dissident proposals. Polar's empty promise to delay redeeming the Units held by its Cayman Islands-based fund is nothing more than an attempt to appear magnanimous to other Unitholders. We believe our Unitholders will see this announcement by Polar for what it is, a desperate, manipulative attempt to gain favour with Unitholders who are understandably wary of Polar and the negative consequences of their proposals."

Your Trustees re-iterate their view that Polar's proposals are not in the best interests of GoldTrust Unitholders. Your Trustees note that:

•	Polar's proposed physical redemption option would only be available to less than 1% of GoldTrust's 18,000+ Unitholders;

•	Polar's proposal could result in a tax bill for certain U.S. Unitholders who have not sold or redeemed their Units;

•	Polar's proposal would significantly increase GoldTrust's ongoing expenses, which would be borne by long-term Unitholders and erode GoldTrust's Net Asset Value (NAV) over time;

•	Polar's offer to delay redeeming its Units does nothing to address these fundamental concerns;

•	Polar's nominees are not independent, have no plan, and lack the experience to oversee GoldTrust; and

•	ISS, a leading proxy advisory firm, has recommended voting AGAINST Polar's redemption proposal, AGAINST Polar's proposed trustee nominees and FOR GoldTrust's incumbent Trustees.

The Board of Trustees recommends that Unitholders REJECT Polar's proposals and vote FOR all of GoldTrust’s Board nominees.

Your vote is important, no matter how many Units you own, and the deadline for voting is fast-approaching. If you have not yet voted your WHITE proxy, please do so today by REJECTING Polar's self-serving proposals, voting AGAINST its redemption resolution, DISREGARDING any proxy materials received from Polar and voting FOR the Trustee nominees of GoldTrust. We urge you to vote the WHITE proxy only, as your Trustees recommend. Even if you have already voted using the Polar proxy, you can change your vote by submitting a WHITE GoldTrust proxy now, which will revoke any previously submitted proxy and be counted at the Meeting.

Proxies must be received not later than 11:00 a.m. (Toronto time) on Wednesday, April 29, 2015. Due to the limited time available, we recommend voting by internet, telephone or fax today or not later than 24 hours before the deadline. For ease of voting visit our website www.gold-trust.com or www.goldtrust.ca.

If you require assistance in casting your vote, or require replacement proxy materials, please call GoldTrust’s proxy solicitation agent, D.F. King Canada, toll-free at 1-800-251-7519 or call collect 1-201-806-7301.

About Central GoldTrust

Central GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At April 21, 2015, the Units were 99.0% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.

Forward Looking Statements

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties, including any impact of Polar’s proposals. GoldTrust’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in GoldTrust’s filings with the Canadian securities regulatory authorities and the SEC.

For further information, please contact GoldTrust’s proxy solicitation agent, D.F. King Canada, toll-free at 1-800-251-7519 or call collect 1-201-806-7301.